VOYA LETTERHEAD

LEGAL/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06094-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE:  (860) 580-1631  |  EMAIL:  PETER.SCAVONGELLI@VOYA.COM

BY EDGARLINK

April 18. 2022

Ms. Jaea Hahn, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, NE

Washington, DC 20549

Re:

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company

Correspondence in relation to Post-Effective Amendment No. 39 to Registration Statement

 on Form N-4

Prospectus Title: MAP II (HR 10)

File Nos.:  033-75980 and 811-02513

Ms. Hahn:

On behalf of Voya Retirement Insurance and Annuity Company (the "Company") and its Variable Annuity Account C (the "Account") we are responding to your comments conveyed to us over the telephone on April 8, 2022, in relation to the Post-Effective Amendment No. 39 (“PEA No. 39”) to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933 (the “1933 Act”) on March 1, 2022. The following summarizes your comments, and our responses to those comments.

Comment #1:  On the facing page of the Registration Statement “immediately” was checked off.  Since these are 485(a) filings, 60 days after filing should have been checked.

Response #1:  We will remember to check off the correct box for all future 485(a) filings.

Comment #2:  On the bottom of the facing page, you are no longer required to include the “Title of Securities Being Registered.”

Response #2:  We have made this revision as a global change as requested.

Comment#3: On the Prospectus Cover, there appears to be four classes of a single Contract, The Contract classes and IDs on EDGAR need to match. Revise the Cover Page and FEE TABLE to cover multiple Contracts or classes.

Response #3:  We have made this revision as a global change to clarify there is a single Contract with multiple classes.

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Comment#4:  At the bottom of the Cover Page, the reference to death benefits under “participant’s certificate” should be changed to “participant’s contract.” If it is a certificate, define it in the glossary.

Response #4:  We have made this revision as requested.

Comment #5:  In the Charges for Early Withdrawal section under FEES AND EXPENSES, the example includes the Corporate 401 Contract; other Plans seem to be subject to the same withdrawal charge. The disclosure needs to be revised to include the other Plans subject to the EarlyWwithdrawal charges.

Response #5:  We have revised the disclosure as requested.

Comment #6:  In the Ongoing Fees and Expenses (annual charges) section under FEES AND EXPENSES, confirm whether the fees are for classes and not separate contracts. The footnote is confusing. In addition, in the Maximum column delete the $30 annual maintenance fee.

Response #6:  We confirm that the fees are for classes and not separate Contracts. We have removed the $30 annual maintenance fee.

Comment #7:  In the Ongoing Fees and Expenses (annual charges) section under FEES AND EXPENSES, footnote 2 appears to contradict the information in the KEY INFORMATION TABLE related to the administrative expense example that only the HR 10 Contract charges a fee and the other Contracts waive the fee. The language needs to be revised.

Response #7:  We have revised the disclosure in the footnote as requested.

Comment #8:  We are not sure if the second reference is a Minimum base contract expense. If it has already been disclosed, make sure it is not repeated.

Response #8:  The second reference is not a minimum base contract expense. It has already been disclosed in the Mortality and Expense Risk Charge section under Periodic Fees and Charges, so the footnote has been amended to cross-reference that section.

Comment #9: In the last sentence of the footnote, the minimum amount waivers reflect reductions or waivers and the maximum expenses do not. The footnote must be fixed to show the minimum expenses, including the annual maintenance fee.

Response #9:  We will revise the footnote as requested.

Comment #10:  In the Ongoing Fees and Expenses (annual charges) section under FEES AND EXPENSES, there are no optional benefits.

Response #10:  The Contract has no optional benefits.

Comment #11:  In the KEY INFORMATION table add the following language “financial strength and” to the two sentences in the Insurance Company Risks subsection and add the telephone number for customer service.

Response #11:  We have made this revision as a global change where applicable.

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Comment #12:  In the Investments subsection of the RESTRICTIONS section in the KEY INFORMATION table, add state variations if there are any. Also state where an investor can get more information regarding state variations.

Response #12:  We have made this revision as requested.

Comment #13: In the Optional Benefits section of the RESTRICTIONS section in the KEY INFORMATION table, if there are no optional benefits, you can remove the section.

Response #13:  This Contract has no optional benefits; we have removed the reference in the Optional Benefits section.

Comment #14:  In OVERVIEW OF THE CONTRACT, clarify references to multiple Contracts to make clear there is one Contract with multiple classes and clarify who can buy them.

Response #14:  We have made the revisions as requested.

Comment #15:  In The Fixed Interest Options subsection of the OVERVIEW OF THE CONTRACT section, link to the Guaranteed Accumulation Account prospectus.  Also delete the following language from the last sentence in the second paragraph “by accessing the SEC’s website or by contacting the SEC Public Reference Branch” and add the Customer Service phone number.

Response #15:  We have made these revisions as requested.

Comment #16:  Charges for Advisory Services, under Contract Features, disclose that they may also reduce the death benefit.

Response #16:  We have added the requested disclosure.

Comment #17:  In the Annual Contract Expenses section under the FEE TABLE section, show the maximum charge in the table. The Fee Table shows 0.25% even though it is waived. The HR 10 Contract includes the information; however, the other Contract classes do not. Show current and maximum expenses as separate line items.

Response #17:  We have made these revisions as requested.

Comment #18: In the Transaction Charges subsection of the FEE TABLE section, the expenses apply only one Contract so they can be separated in this section. Also add a risk factor regarding the deduction of fees from Contract Value

Response #18:  We have made the revisions requested.

Comment #19:  In the PRINCIPAL RISKS OF INVESTING IN THE CONTRACT section, add a risk factor related to Fixed Options, include whether MVA applies to GAA and advisory fee related to contract value. Add disclosure for financial strength and claims paying ability.

Response #19:  We have made these revisions as requested.

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Comment #20:  In THE COMPANY section, references to “we”, “us” and “our” were previously defined. They can be removed from this section.

Response #20:  We have made these revisions as a global change where applicable.

Comment#21:  In The Variable Investment Options subsection of the INVESTMENT OPTIONS section, include appropriate websites where indicated.

Response #21:  We have made these revisions as requested.

Comment #22:  In the first sentence of the Funds With Managed Volatility Strategies section, remove everything after the comma.

Response #22:  We have made the revision requested.

Comment #23:  In THE INVESTMENT OPTIONS section, delete the entire Insurance-Dedicated Fund subsection and delete the entire Possible Conflicts of Interest subsection.

Response #23:  We have made these revisions as requested.

Comment #24:  In The Fixed Interest Options subsection of the OVERVIEW OF THE CONTRACT section link the Guaranteed Accumulation Account prospectus. Also, delete the following language from the last sentence in the second paragraph “by accessing the SEC’s website or by contacting the SEC Public Reference Branch” and add the Customer Service phone number.

Response #24:  We have made these revisions as requested.

Comment #25:  In the Charges for Advisory Services subsection of the CHARGES AND FEES section explain how a Contract Owner can terminate the advisory services. Also indicate whether the advisor services can be treated as a withdrawal under the Contract

Response #25:  We have added the following language explaining how the Contract Owner could terminate the advisory services: “Consequently, if you wanted to terminate your advisory arrangement you would need to contact your financial adviser. The advisory fee is an independent advisory services agreement between the participant and an investment adviser; it is not considered a loan.”

Comment #26:  In THE CONTRACT section, indicate the number of Contracts or classes in the Contract.

Response #26:   We have made these revisions as requested.

Comment #27: In the CONTRACT PURCHASE AND PARTICIPATION section, delete the entire Factors to Consider in the Purchase Decision subsection.

Response #27:  We have made this revision as requested.

Comment #28:  In the Accumulation Unit Value section, disclose that the deduction of advisory fees can result in cancellation of units.

Response #28:  We have made the disclosure as requested.

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Comment #29:  Review The Fixed Interest Options for accuracy, which reference only the Fixed Account and GAA.

Response #29:  We have reviewed the section and confirmed its accuracy.

Comment #30:  In the BENEFITS AVAILABLE UNDER THE CONTRACT section the language for optional vs standard benefits should match throughout the prospectus.

Response #30:  We have made the revisions as requested.

Comment #31:  In APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT, delete the repeated sentence in the first paragraph.

Response #31:  We have made this revision as a global change as requested.

Comment #32:  In APPENDIX B:  GUARANTEED ACCUMULATION ACCOUNT, link the Guaranteed Accumulation Account prospectus and include the 33-Act number.

Response #32:  We have made this revision and included the 33-Act number as a global change as requested.

Comment #33:  In APPENDIX C:  FIXED PLUS ACCOUNTS, indicate the insurer-related risks associated with amounts paid to this General Account option.

Response #33:  We added the following language regarding the General Account:  “All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability and financial strength of the Company and our General Account.”.

Comment #34:  In APPENDIX D:  FIXED PLUS ACCOUNT II, indicate that the Account is not registered as an investment company.

Response #34:  We have added the following sentence to the second paragraph in APPENDIX D:  FIXED PLUS ACCOUNT II “The Fixed Plus Account II is not registered as an investment company under the 1940 Act.” Also we included this language in all other Fixed Interest Option appendices.

Comment #35:  In APPENDIX E:  FIXED PLUS ACCOUNT II A, indicate that the Account is not registered as an investment company and that it may not be available in all states and all plans. Also include where the investor can find out information about their Plan.

Response #35:  We have added the following sentence to the second paragraph in APPENDIX E:  FIXED PLUS ACCOUNT II A “For information about current interest rates, please contact Customer Service at 1-800-584-6001.” We have also included this language in all other Fixed Interest Option appendices. We have added that investors can find out information about their Plan from the Contract Holder or by calling our customer service line.

Comment #36:  In the Interest Rates subsection under the Fixed Interest Option appendices, explain how a Contract Owner may obtain current rates.

Response #36:  We have made this revision as a global change where applicable.

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Comment #37:  In PART C of the Registration Statement, hyperlink the agreements in the Exhibits table; change the heading in Item 34 from “Undertakings” to “Fee Representation” and delete the word “By:” from Charles P. Nelson’s signature block on the SIGNATURES page.

Response #37:  We have made these revisions as global changes.

Comment #38:  Include related comments from previous registration statements to all ISPs.

Response #38:  All relevant comments from previous registration statements will be included in ISPs.

Comment #39:  Exhibit Numbers and index are correct; however, the filed versions are wrong.

Response #39:  We have corrected the  filed versions as requested.

These comments are for the ISPs the first one is This is the ISP for the HR 10 Contract for Retirement Plans that Qualify Under Tax Code 401

Comment #40:  On the facing page of the registration statement, ensure that the legend conform to Rule 498A, section2(b). Add the required legend. In addition, on the Cover Page, add the language to include Investor.gov. Also, add the advisor sold disclosure.

Response #40:  We have added all the required disclosures as requested.

Comment #41:  In the Ongoing Fees and Expenses (annual charges) section of the FEES AND EXPENSES table, in the Minimum section add in $30 maintenance fee in the calculation. In the Maximum section remove “varies by class”, and in the next line remove the $30 annual maintenance fee

Response #41:  We have made the revisions as requested.

Comment #42:  For the Minimum and Maximum section of the FEES AND EXPENSES table, the fees should only reflect those Funds available to this Class.

Response #42:  We will only reflect costs related only to this Class in the FEES AND EXPENSES section.

Comment #43:  In footnote 2, the administrative expense charge is referenced; however, it is not shown. For the Maximum amount, delete “but is not.”

Response #43:  We have made the revisions as requested.

Comment #44:  Although the annual maintenance fee may be waived, it should be included in the fee total. The disclosure and the footnote must be revised.

Response #44:  The disclosure and the footnote will include the annual maintenance fee.

Comment #45: In the Ongoing Fees and expenses (annual charges) and Optional Benefits sections, delete all references to Contract classes. The ISP will discuss only one class.

Response #45: We have made the revisions as requested.

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Comment #46:  In the KEY INFORMATION table add the following language “financial strength and” to the two sentences in the Insurance Company Risks subsection and add the telephone number for customer service.

Response #46:  We have made this revision as a global change where applicable.

Comment #47:  In The Fixed Interest Options subsection of the OVERVIEW OF THE CONTRACT section link the Guaranteed Accumulation Account prospectus.  Also delete the following language from the last sentence in the second paragraph “by accessing the SEC’s website or by contacting the SEC Public Reference Branch” and add the Customer Service phone number.

Response #47:  We have made these revisions as requested.

Comment #48:  In the BENEFITS AVAILABLE UNDER THE CONTRACT section match the benefits to the statutory prospectus.

Response #48:  We have made these revisions as requested.

Comment #49:  In the Base Contract Expenses section under the Annual Contract Expenses section, the fee table shows the maximum fee; therefore, include the 0.25% administrative expense charge in the total.

Response #49:  We have made the revision as requested.

Comment #50:  Conform the Waive rand reimbursement information with the statutory prospectus.

Response #50: We have made the revisions to conform the ISP with the statutory prospectus as requested.

Comment #51: Footnote 2 references a $30 annual maintenance fee but footnote 8 excluded it so add it in.

Response #51:  We have made the revisions as requested.

Comment #52:  In APPENDIX A, remove the repeated sentence.

Response #52:   We have made the revision as requested.

This is the ISP for the HR 10 Contract for Self-Employed Individuals Under Tax Code 401

Comment #53:  The same comments should be used for this Contract.

Response #53:  We have addressed all comments as requested.

Comment #54:  In the Charges for Early Withdrawals under FEES AND EXPENSES section, whether amounts are withdrawn they are subject to MVAs. The Minimum should be 1.5%, the maximum fees should be adjusted.

Response #54:  We have made the revisions as requested.

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Comment #55:  Footnote number 2 the Minimum amount includes the 0.25% administrative expense charge. The maximum column does not so it can be deleted. In the next sentence, the Minimum amount waivers reflect reductions or waivers and the maximum expenses do not. The footnote must be fixed to show the minimum expenses, including the annual maintenance fee. Conform to Ongoing Fees and Expenses (annual charges) section. Take out references to be specific.

Response #55:  We have made the revisions as requested.

Comment #56:  In the KEY INFORMATION table add the following language “financial strength and” to the two sentences in the Insurance Company Risks subsection and add the telephone number for customer service.

Response #56:  We have made this revision as a global change where applicable.

Comment #57:  In The Fixed Interest Options subsection of the OVERVIEW OF THE CONTRACT section link the Guaranteed Accumulation Account prospectus.  Also delete the following language from the last sentence in the second paragraph “by accessing the SEC’s website or by contacting the SEC Public Reference Branch” and add the Customer Service phone number.

Response #57:  We have made these revisions as requested.

Comment #58:  In the BENEFITS AVAILABLE UNDER THE CONTRACT section the language for optional vs standard benefits should match the prospectus.

Response #58:  We have made the revisions as requested.

Comment #59:  In APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT, delete the repeated sentence in the first paragraph.

Response #59:  We have made this revision as a global change as requested.

If you have any questions, please call the undersigned at 860-580-1631.

Sincerely,

/s/ Peter M. Scavongelli

Peter M. Scavongelli

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